ERNST & YOUNG

Ernst & Young LLP

Chartered Accountants

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

RE:

KISKA METALS CORPORATION

AMENDED TRANSITION REPORT ON FORM 20-F/A-2

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dear Sir/Madam:

We have reviewed a copy of the disclosures that Kiska Metals Corporation (the “Registrant”) is making in response to Item 16F: Change in Registrant’s Certifying Accountant contained in the Registrant’s Amended Transition Report on Form 20-F/A-2 for the transition period from February 1 to December 31, 2009.

We agree with the statements made by the Registrant in response to Item 16F(a) of the Registrant’s Amended Transition Report on Form 20-F/A-2 for the transition period from February 1 to December 31, 2009.

We consent to the filing of this letter as an exhibit to the Registrant’s Amended Transition Report on Form 20-F/A-2 for the transition period from February 1 to December 31, 2009.

Yours truly,

/s/ “Ernst & Young LLP”

February 3, 2011

Chartered Accountants

Toronto, Ontario, Canada

Licensed Public Accountants